Walthausen & Co., LLC 2691 Route 9, Suite 102 Malta, NY 12020

October 20, 2016

To: Walthausen Funds
     2691 Route 9, Suite 102
     Malta, NY 12020

Dear Trustees:

     Pursuant to a management agreement executed December 23, 2010, you have engaged us to act as the sole investment adviser to the Walthausen Select Value Fund (the "Fund").

     Effective, November 1, 2016, we hereby agree to reduce our advisory fees to an amount equal to an annual rate of 0.90% of the average value of the daily net assets of the Fund.

Very truly yours, Walthausen & Co., LLC By: /s/ John B. Walthausen Name: John B. Walthausen, CFA Title: Managing Director

Acceptance

The foregoing is hereby accepted.

Walthausen Funds By: /s/ John B. Walthausen Name: John B. Walthausen, CFA Title: President